UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Torch Energy Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
891013104
(CUSIP Number)
Douglas C. Neff, 19800 MacArthur Boulevard, Suite 700, Irvine, California 92612, (949) 851-2121
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 891013104	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: FAIRCHILD ENERGY INVESTMENT CO. LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8179930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		764,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		764,100

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

764,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.88%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	The number of outstanding Units of Beneficial Interest for purposes of this calculation consists of 8,600,000 units outstanding as of September 30, 2006.

CUSIP No. 891013104	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS: DOUGLAS C. NEFF

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		764,100

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

764,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

764,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.88%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, HC
(1)	The number of outstanding Units of Beneficial Interest for purposes of this calculation consists of 8,600,000 units outstanding as of September 30, 2006.

CUSIP No. 891013104	SCHEDULE 13D	Page 4 of 8

     This Amendment No. 1 to Schedule 13D (“Amendment”) amends the Schedule 13D filed on January 25, 2007 by Fairchild Energy Investment Co. LLC (“Fairchild”) and Douglas C. Neff (each, a “Reporting Person” and, collectively, the “Reporting Persons”).
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D.
Item 2. Identity and Background
     Item 2 is amended to reflect the following:
     As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 764,100 Units, representing approximately 8.88% of the Units presently outstanding.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended to reflect the following:
     As of February 6, 2007, Fairchild had acquired 199,600 of its Units in the Trust in open market transactions for an aggregate (including broker’s fees and commissions) of approximately $1,430,805.50. Fairchild acquired 564,500 of its Units pursuant to contribution agreements in exchange for membership interests in Fairchild valued at the cost basis of the Units in the hands of the contributing member. The aggregate cost basis of all Units contributed to Fairchild was $3,946,929.20. The transactions effected in the past 60 days are described in the attached Schedule I.
     All open market purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In such instances, the positions held in the margin account are held as collateral security for repayment of debit balances in the accounts.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to reflect the following:
     (a) - (b) As of February 6, 2007, Fairchild beneficially owns an aggregate of 764,100 Units, representing 8.88% of the Units presently outstanding based upon the 8,600,000 Units reported by the Trust to be issued and outstanding as of September 30, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006. Fairchild has sole voting and dispositive power with regard to the 764,100 Units. As the sole manager of Fairchild and the person with the power to direct Fairchild’s voting and disposition of the Units in the Trust, Douglas C. Neff has shared voting and dispositive power and may be deemed to beneficially own the 8.88% Units owned by Fairchild. Mr. Neff disclaims beneficial ownership of the Units owned by Fairchild except to the extent of his pecuniary interest therein.
     (c) The transactions effected by the persons named in Item 5(a) above during the past 60 days are described in the attached Schedule 1.

CUSIP No. 891013104	SCHEDULE 13D	Page 5 of 8

SCHEDULE I
     The Units have been acquired by Fairchild in exchange for membership interests and in open market purchases. Four members of Fairchild contributed Units to Fairchild in exchange for membership interests pursuant to contribution agreements dated as of January 2, 2007, although the Units were not deposited into Fairchild’s account until January 24, 2007.
     The following table sets forth all transactions with respect to Units effected in the past sixty (60) days by any of the Reporting Persons inclusive of any transaction effected as of 5:30 p.m. Standard Eastern Time, on February 6, 2007.

Name	Date	Units Purchased	Transaction Type
Fairchild	1/2/07	262,500	Capital Contribution[1]
Fairchild	1/2/07	246,100	Capital Contribution[2]
Fairchild	1/2/07	52,800	Capital Contribution[3]
Fairchild	1/2/07	3,100	Capital Contribution[4]
Fairchild	1/23/07	26,200	Open Market[5]
Fairchild	1/24/07	13,300	Open Market[6]
Fairchild	1/25/07	18,900	Open Market[7]
Fairchild	1/26/07	32,400	Open Market[8]
Fairchild	1/29/07	17,000	Open Market[9]
Fairchild	1/30/07	3,000	Open Market[10]
Fairchild	1/31/07	8,600	Open Market[11]
Fairchild	2/1/07	19,300	Open Market[12]
Fairchild	2/2/07	12,600	Open Market[13]
Fairchild	2/5/07	23,900	Open Market[14]
Fairchild	2/6/07	24,400	Open Market[15]

(1)	Pacific Land & Investment Company LLC, a Delaware limited liability company (“PLI”), of which Douglas C. Neff acts as a manager, contributed 262,500 Units to Fairchild in exchange for a membership interest valued at $1,902,516.80, PLI’s cost basis in such Units. PLI purchased 1,800 of these Units on the open market on December 26, 2006 at $6.15 per Unit for a total cost of $11,070. Other than the December 26, 2006 purchase and the contribution to Fairchild, PLI has not engaged in any transactions in the Units during the past sixty (60) days. All Units beneficially owned by PLI were contributed to Fairchild.

(2)	Douglas C. Neff, a Reporting Person, contributed, through a trust, 246,100 Units to Fairchild in exchange for a membership interest valued at $1,671,055.30 (subject to outstanding balances in a margin account), Mr. Neff’s cost basis in the Units. Other than the purchases set forth in the table below and the contribution to Fairchild, Mr. Neff has not effected any transactions in the Units during the past sixty (60) days. Mr. Neff has contributed all Units beneficially owned by Mr. Neff to Fairchild.

The following is a table which sets forth all transactions with respect to the Units beneficially owned by Douglas C. Neff during the past sixty (60) days. All of the Units beneficially owned by Douglas C. Neff, including the Units in the table below, have been contributed to Fairchild.

CUSIP No. 891013104	SCHEDULE 13D	Page 6 of 8

All transactions described below were effected in the open market and the total cost of each trade includes commissions and fees. The per Unit prices below do not include commissions and fees.

Date	Number of Units	Price Per Unit	Total Cost
12/26/06	17,700	$6.25	$111,153.59
12/27/06	6,000	$6.43	$38,750.90
12/28/06	6,000	$6.67	$40,189.10
12/29/06	46,200	$6.84	$317,262.92
1/03/07	30,000	$6.60	$201,617.90
1/16/07	25,200	$6.60	$166,910.06
1/17/07	32,300	$6.80	$220,544.07
1/18/07	22,300	$6.80	$152,211.55
1/19/07	56,300	$6.97	$393,646.87
1/22/07	4,100	$6.99	$23,777.52
Total Units contributed: 246,100

Total cost of contributed Units: $1,671,055.30

Total commissions paid: $4,912.14

(3)	A member contributed 52,800 Units to Fairchild pursuant to a contribution agreement in exchange for a membership interest in Fairchild valued at $351,931.05, Such member’s cost basis in the Units. The member has not engaged in any transactions in the Units, other than the contribution to Fairchild, during the past sixty (60) days. All Units beneficially owned by the member were contributed to Fairchild.

(4)	Another member of Fairchild contributed 3,100 Units to Fairchild in exchange for a membership interest valued at $21,426.05, such member’s cost basis in the Units. Such member has not engaged in any transactions in the Units, other than the contribution to Fairchild, during the past sixty (60) days. All Units beneficially owned by such member were contributed to Fairchild

(5)	On January 23, 2007, Fairchild purchased 26,200 Units on the open market at a per Unit price of $7.10 for an aggregate purchase price of $185,999.04. Fairchild paid total commissions and fees of $657.90 on this transaction.

(6)	On January 24, 2007, Fairchild purchased 13,300 Units on the open market at a per Unit price of $7.09 for an aggregate purchase price of $94,295.67. Fairchild paid total commissions and fees of $335.40 on this transaction.

(7)	On January 25, 2007, Fairchild purchased 18,900 Units on the open market at a per Unit price of $7.09 for an aggregate purchase price of $133,965.09. Fairchild paid total commissions and fees of $475.40 on this transaction.

(8)	On January 26, 2007, Fairchild purchased 32,400 Units on the open market at a per Unit price of $7.04 for an aggregate purchase price of $228,044.16. Fairchild paid total commissions and fees of $812.90 on this transaction.

CUSIP No. 891013104	SCHEDULE 13D	Page 7 of 8

(9)	On January 29, 2007, Fairchild purchased 17,000 Units on the open market at a per Unit price of $7.15 for an aggregate purchase price of $121,497.30. Fairchild paid total commissions and fees of $427.90 on this transaction.

(10)	On January 30, 2007, Fairchild purchased 3,000 Units on the open market at a per Unit price of $7.05 for an aggregate purchase price of $21,156.00. Fairchild paid total commissions and fees of $77.90 on this transaction.

(11)	On January 31, 2007, Fairchild purchased 8,600 Units on the open market at a per Unit price of $7.18 for an aggregate purchase price of $61,740.26. Fairchild paid total commissions and fees of $217.90 on this transaction.

(12)	On February 1, 2007, Fairchild purchased 19,300 Units on the open market at a per Unit price of $7.18 for an aggregate purchase price of $138,512.24. Fairchild paid total commissions and fees of $485.40 on this transaction.

(13)	On February 2, 2007, Fairchild purchased 12,600 Units on the open market at a per Unit price of $7.16 for an aggregate purchase price of $90,256.32. Fairchild paid total commissions and fees of $317.90 on this transaction.

(14)	On February 5, 2007, Fairchild purchased 23,900 Units on the open market at a per Unit price of $7.23 for an aggregate purchase price of $173,227.20. Fairchild paid total commissions and fees of $600.40 on this transaction.

(15)	On February 6, 2007, Fairchild purchased 24,400 Units on the open market at a per Unit price of $7.26 for an aggregate purchase price of $177,090.32. Fairchild paid total commissions and fees of $612.90 on this transaction.

CUSIP No. 891013104	SCHEDULE 13D	Page 8 of 8

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRCHILD ENERGY INVESTMENT CO. LLC
Dated: February 6, 2007	By:	/s/ Douglas C. Neff
		Name:	Douglas C. Neff
		Title:	Manager

/s/ Douglas C. Neff
DOUGLAS C. NEFF